Mail Stop 3561

October 21, 2009

John R. Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
1401 Wynkoop St., Suite 500
Denver, CO 80202

> **Re: Chipotle Mexican Grill, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 001-32731**

Dear Mr. Hartung:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Statement of Income, page 39

1.   From your MD&A discussion, we note that "Loss on disposal of assets" was
        due to the number and age of restaurants. Furthermore, the amount of loss
        each of the last three fiscal years has approximated 10% of your net income.
        In view of the significance of the losses on disposal and the continuing trend
        of these losses, please tell us completely and clearly whether management has
        re-evaluated the estimated useful lives, residual values, etc. of your restaurant
        assets to reduce the useful lives or residual values and increase the related
        depreciation and amortization expense each period to reduce the materiality
        of the losses on disposal.   With a view toward expanded disclosure in the
        notes, please detail your consideration of this issue and, if applicable, state the
        reasons why management believes no change in accounting estimates in this
        manner for your restaurant assets is considered necessary under the
        circumstances.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies,
page 42
Revenue Recognition, page 42

2.   We note from your disclosures that you completed your analysis of
        unredeemed electronic gift card liabilities during the quarter ended December
        31, 2008 and as a result, you recognized $2,263 to revenue as a one-time
        cumulative adjustment. We also note that gift card breakage will be
        recognized in revenue as the gift cards are used. In this regard, please tell us
        how you were able to reasonably and objectively determine the amount of gift
        card breakage and why you believe a cumulative adjustment recognized in the
        fourth quarter of fiscal 2008 was appropriate. Further, please revise your
        accounting policy in future filings to disclose (i) the percentage of gift cards
        sales that will be recognized as breakage; (ii) the estimated time period of
        actual gift card redemption over which gift card breakage will be recognized
        and (iii) recognition will occur on a pro-rata basis over the estimated
        redemption period. Please also disclose in future filings any amounts of gift
        card breakage recognized in the income statements to the extent material.

Note 5. Stock Based Compensation, page 49

3.   We note from your disclosure on page 51 that you used the simplified method for estimating the expected life of plain vanilla options. Please tell us and revise your disclosure in future filings to disclose the reason why the method was used and specifically address completely and clearly in the notes how management concluded that its historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. In this regard, significant additional enhanced disclosure should be provided as stock-based compensation is a critical accounting estimate. Please also see the guidance in SAB Topic 14.D.2 – Question 6.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant